Exhibit 99.2

NABRIVA THERAPEUTICS PLC

NONSTATUTORY SHARE OPTION AGREEMENT

This Share Option Agreement (this “Agreement”) is made between Nabriva Therapeutics plc, a public limited company organized under the laws of Ireland (the “Company”), and [          ] (the “Participant”).

NOTICE OF GRANT

I.                                        Participant Information

Participant: [ ]
Address: [ ]

II.                                   Grant Information

Grant Date: July [ ], 2018
Number of Shares: 850,000
Exercise Price Per Share: $[ ](1)
Vesting Commencement Date: July [ ], 2018(2)
Type of Option: Nonstatutory Share Option

III.                              Vesting Table

Vesting Date	Shares that Vest
First anniversary of the Vesting Commencement Date	25%

End of each successive one-month period following the first anniversary of the Vesting Commencement Date until the 4th anniversary of the Vesting Commencement Date	2.0833%

IV.                               Final Exercise Date

5:00 pm Eastern time on Date: July [ ](3), 2028

This Agreement includes this Notice of Grant and the following Exhibits, which are expressly incorporated by reference in their entirety herein:

Exhibit A — General Terms and Conditions

Exhibit B — Notice of Share Option Exercise

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

NABRIVA THERAPEUTICS PLC	PARTICIPANT	SPOUSAL CONSENT (if applicable)

Name:	Name:	Name:
Title:

(1)  To equal closing price per share of the Ordinary Shares on the Nasdaq Global Select Market on the date of grant.

(2)  Effective Date of Employment Agreement.

(3)  Day to be grant date minus one day.

Nonstatutory Share Option Agreement

EXHIBIT A

GENERAL TERMS AND CONDITIONS

For valuable consideration, receipt of which is acknowledged, the parties hereto agree as follows:

1.                                      Grant of Option.  This Agreement evidences the grant by the Company, on the grant date (the “Grant Date”) set forth in the Notice of Grant that forms part of this Agreement (the “Notice of Grant”), to the Participant of an option to purchase, in whole or in part, on the terms provided herein, the number of ordinary shares of the Company (the “Ordinary Shares”) set forth in the Notice of Grant (the “Shares”) at the exercise price per Share set forth in the Notice of Grant (the “Exercise Price”).  Unless earlier terminated, this option shall expire at the time and on the date set forth in the Notice of Grant (the “Final Exercise Date”).

The option evidenced by this agreement was granted to the Participant pursuant to the inducement grant exception under Nasdaq Stock Market Rule 5635(c)(4), and not pursuant to the Company’s 2017 Share Incentive Plan or any share incentive plan of the Company, as an inducement that is material to the Participant’s employment with the Company.

It is intended that the option evidenced by this Agreement shall not be an incentive share option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”).  Except as otherwise indicated by the context, the term “Participant”, as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms.

2.                                      Vesting Schedule.

This option will become exercisable (“vest”) in accordance with the Vesting Table set forth in the Notice of Grant.  Notwithstanding anything to the contrary in this Section 2 or in Section 6, this option shall be subject to the accelerated vesting provisions set forth in Sections and 8(b) and 8(c) of the Employment Agreement, dated as of July 23, 2018, between the Participant and Nabriva Therapeutics US, Inc., the Company’s wholly owned subsidiary, or any successor agreement thereto (the “Employment Agreement”).

The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof.

3.                                      Exercise of Option.

(a)                                 Form of Exercise.  Each election to exercise this option shall be accompanied by a completed Notice of Share Option Exercise in the form attached hereto as Exhibit B, signed by the Participant, and received by the Company at its principal office, accompanied by this Agreement, and payment in full in the manner provided as follows:

(1)                                in cash or by check, payable to the order of the Company;

(2)                                 by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3)                                 to the extent approved by the Board of Directors of the Company (the “Board”), and subject to compliance with applicable law, by delivery (either by actual delivery or attestation) of Ordinary Shares owned by the Participant valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Board), provided (i) such method of payment is then permitted under applicable law, (ii) such Ordinary Shares, if acquired directly from the Company, were owned by the Participant for such minimum period of time, if any, as may be established by the Board and (iii) such Ordinary Shares are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4)                                 to the extent approved by the Board, and subject to compliance with applicable law, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (i) the number of Shares underlying the portion of this option being exercised, less (ii) such number of Shares as is equal to (A) the aggregate exercise price for the portion of this option being exercised divided by (B) the fair market value of an Ordinary Share (valued in the manner determined by (or in a manner approved by) the Board) on the date of exercise;

(5)                                 to the extent permitted by applicable law and approved by the Board, by payment of such other lawful consideration as the Board may determine; or

(6)                                 by any combination of the above permitted forms of payment.

The Participant may purchase less than the number of Shares covered hereby, provided that no partial exercise of this option may be for any fractional share.  Ordinary Shares subject to this option will be delivered by the Company as soon as practicable following exercise.

(b)                                 Continuous Relationship with the Company Required.  Except as otherwise provided in this Section 3, this option may not be exercised unless the Participant, at the time he or she exercises this option, is, and has been at all times since the Grant Date, an employee, officer or director of, or consultant or advisor to, the Company or any parent or subsidiary of the Company as defined in Section 424(e) or (f) of the Code or any other entity the employees, officers, directors, consultants, or advisors of which are eligible to receive option grants from the Company (an “Eligible Participant”).  If the Participant provides services to a subsidiary of the Company, any references in this Agreement to provision of services to the Company shall instead be deemed to refer to service with such subsidiary.

(c)                                  Termination of Relationship with the Company.  If the Participant ceases to be an Eligible Participant for any reason, then, except as provided in paragraphs (d) and (e) below, the right to exercise this option shall terminate three months after such cessation (but in no event after the Final Exercise Date), provided that this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation.  Notwithstanding the foregoing, if the Participant, prior to the Final Exercise Date, violates the non-competition or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company, the right to exercise this option shall terminate immediately upon such violation.

(d)                                 Exercise Period Upon Death or Disability.  If the Participant dies or becomes disabled (within the meaning of Section 22(e)(3) of the Code) prior to the Final Exercise Date while he or she is an Eligible Participant and the Company has not terminated such service relationship for “cause” as specified in paragraph (e) below, this option shall be exercisable, within the period of one year following the date of death or disability of the Participant, by the Participant (or in the case of death by an authorized transferee), provided that this option shall be exercisable only to the extent that this option was exercisable by the Participant on the date of his or her death or disability, and further provided that this option shall not be exercisable after the Final Exercise Date.

(e)                                  Termination for Cause.  If, prior to the Final Exercise Date, the Participant’s service relationship with the Company is terminated by the Company for Cause (as defined in the Employment Agreement), the right to exercise this option shall terminate immediately upon the effective date of such termination.  If, prior to the Final Exercise Date, the Participant is given notice by the Company of the termination of his service relationship by the Company for Cause, and the effective date of such termination is subsequent to the date of the delivery of such notice, the right to exercise this option shall be suspended from the time of the delivery of such notice until the earlier of (i) such time as it is determined or otherwise agreed that the Participant’s service relationship shall not be terminated for Cause as provided in such notice or (ii) the effective date of such termination (in which case the right to exercise this option shall, pursuant to the preceding sentence, terminate immediately upon the effective date of such termination).  The Participant’s service relationship shall be considered to have been terminated for Cause if the Company determines, within 30 days after the Participant’s termination of service, that termination for Cause was warranted.

4.                                      Withholding.  No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes (or equivalent in jurisdictions outside the United States, as applicable) required by law to be withheld in respect of this option.  The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver share certificates or otherwise recognize ownership of Ordinary Shares under this option.  The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages.  If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise of this option or at the same time as payment of the exercise price, unless the Company determines otherwise.  If approved by a Committee (as defined below), the Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of Ordinary Shares, including Shares retained from this option, valued at their fair market value (valued in the manner determined by (or in a manner approved by) the Company); provided, however, except as otherwise provided by the Committee, that the total tax withholding where shares are being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain Ordinary Shares having a fair market value (determined by, or in a manner approved by, the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of Ordinary Shares (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax (determined by, or in a manner approved by, the Company)) as the Company shall determine in its sole discretion to satisfy the tax liability associated with this option.  Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

5.                                      Transfer Restrictions.  This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant; provided, however, that the Board may permit for the gratuitous transfer of this option by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act of 1933, as amended for the registration of the sale of the Ordinary Shares subject to this option to such proposed transferee; provided further, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of this option. References to the Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 5 shall be deemed to restrict a transfer to the Company.

6.                                     Adjustments for Changes in Ordinary Shares and Certain Other Events.

(a)                                Changes in Capitalization.  In the event of any alteration or reorganization whatsoever taking place in the capital structure of the Company whether by way of share split, reverse share split, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Ordinary Shares other than an ordinary cash dividend, the number and class of securities and exercise price per share of this option shall be equitably adjusted by the Company in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Ordinary Shares by means of a share dividend and the exercise price of and the number of shares subject to this option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then then the Participant, if he exercises this option between the record date and the distribution date for such share dividend shall be entitled to receive, on the distribution date, the share dividend with respect to the Ordinary Shares acquired upon exercise of this option, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such share dividend.

(b)                                  Reorganization Events.  A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, securities or other property or is canceled, (b) any transfer or disposition of all of the Ordinary Shares of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.  For the avoidance of doubt, any one or more of the above events may be effected pursuant to (A) a compromise or arrangement sanctioned by the court under Chapter 1 of Part 9 of the Companies Act 2014 of the Republic of Ireland or (B) otherwise under Part 9 of the Companies Act 2014 of the Republic of Ireland or (C) otherwise under the Companies Act 2014 of the Republic of Ireland.

In connection with a Reorganization Event, the Board may take any one or more of the following actions with respect to this option (or any portion thereof) on such terms as the Board determines: (i) provide that this option shall be assumed, or a substantially equivalent option shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to the Participant, provide that the unexercised portion of this option will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that this option shall become exercisable, realizable or deliverable, or restrictions applicable to this option shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Ordinary Shares will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to the Participant with respect to this option equal to (A) the number of Ordinary Shares subject to the vested portion of this option (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise price of this option and any applicable tax withholdings, in exchange for the termination of this option, (v) provide that, in connection with a liquidation or dissolution of the Company, this option shall convert into the right to receive liquidation proceeds (net of the exercise price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing.

For purposes of clause (i) above, this option shall be considered assumed if, following consummation of the Reorganization Event, this option confers the right to purchase, for each Ordinary Share subject to this option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Ordinary Shares for each Ordinary Share held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if the consideration received as a result of the Reorganization Event is not solely ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of this option to consist solely of such number of ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determined to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding Ordinary Shares as a result of the Reorganization Event.

7.                                      Miscellaneous.

(a)                                 No Right To Employment or Other Status.  The grant of this option shall not be construed as giving the Participant the right to continued employment or any other relationship with the Company.  The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with the Participant free from any liability or claim hereunder, except as otherwise expressly provided herein or provided for in the Employment Agreement.

(b)                                 No Rights As Shareholder; Clawback.  Subject to the provisions of this option, the Participant shall not have any rights as a shareholder with respect to any Ordinary Shares to be issued with respect to this option until becoming the record holder of such shares.  In accepting this option, the Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future.

(c)                                  Entire Agreement.  This Agreement, together with the Employment Agreement, constitute the entire agreement between the parties, and supersede all prior agreements and understandings, relating to the subject matter hereof.

(d)                                 Amendment.  Except with respect to any vesting terms set forth in the Employment Agreement, the Board may amend, modify or terminate this Agreement, including but not limited to, substituting another option of the same or a different type and changing the date of exercise or realization.  Notwithstanding the foregoing, the Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant’s rights under this Agreement, or (ii) the change is permitted under Section 6 and the Employment Agreement.

(e)                                  Acceleration.  The Board may at any time provide that this option shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

(f)                                   Conditions on Delivery of Shares.  Notwithstanding any other provision of this Agreement, (a) the Company shall not be obliged to issue any Ordinary Shares pursuant to this option unless at least the par value of such newly issued Ordinary Shares has been fully paid in advance in accordance with all applicable law (which requirement may mean the Participant is obliged to make such payment) and (b) the Company will not be obligated to deliver any Ordinary Shares pursuant to this Agreement until (i) all conditions of this Agreement have been met to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(g)                                  Administration by Board.  The Board will administer this Agreement and may construe and interpret the terms hereof.  Subject to the terms and provisions of the Employment Agreement, the Board may correct any defect, supply any omission or reconcile any inconsistency in this Agreement.  No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under this Agreement made in good faith.

(h)                                 Appointment of Committees.  To the extent permitted by applicable law, the Board may delegate any or all of its powers hereunder to one or more committees or subcommittees of the Board (a “Committee”).  All references herein to the “Board” shall mean the Board or a Committee to the extent that the Board’s powers or authority hereunder have been delegated to such Committee.

(i)                                     Severability.  The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof, and each such other provision shall be severable and enforceable to the extent permitted by law.

(j)                                    Governing Law.  This Agreement shall be governed by, except to the extent preempted by other applicable laws (1) with respect to the corporate law requirements applicable to the Company, the validity and authorization of the issuance of Ordinary Shares in respect of this option and similar matters, the laws of Ireland (without reference to conflict of law principles thereof) and (2) with respect to all other matters relating to this option, the laws of the State of Delaware, excluding choice-of-law principles of the law of that state.

(k)                                 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one in the same instrument.

[Remainder of Page Intentionally Left Blank]

EXHIBIT B

NOTICE OF SHARE OPTION EXERCISE

[DATE]

Nabriva Therapeutics plc

25 — 28 North Wall Quay

Dublin 1

Ireland

Dear Sir or Madam:

I am the holder of a Nonstatutory Share Option granted to me pursuant to that certain Nonstatutory Share Option Agreement with the Company dated  [July          ], 2018 for the purchase of [          ] ordinary shares of the Company at a purchase price of $[          ] per share.

I hereby exercise my option to purchase [          ] ordinary shares (the “Shares”), for which I have enclosed payment in the amount of $[          ], the aggregate purchase price for the Shares.  Please register my share certificate as follows:

Name(s):

Address:

Very truly yours,

[Name]